Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
Februry 28, 2006.

Item 3	News Release
The news release was disseminated on February 28, 2006 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that diamond drilling at the South Ridge of the Pitarrilla silver project in Mexico has again expanded the zone along its southern and eastern flanks with silver values over thick intervals. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Item 5	Description of Material Change
See attached news release 06-07.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
March 1, 2006.

February 28, 2006	Trading Symbols:
News Release 06-07	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD CONTINUES EXPANDING THE SOUTH RIDGE ZONE AT

PITARRILLA SILVER PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that diamond drilling at the South Ridge of the Pitarrilla silver project in Mexico has again expanded the zone along its southern and eastern flanks with silver values over thick intervals. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Highlights of ongoing diamond drilling include:

•       PD-79, a step-out hole on the south end of the South Ridge Zone, which intersected 3.8 ounces of silver per ton over 455.0 feet (130.9 grams of silver per tonne over 138.7 meters) including 5.9 ounces of silver per ton over 65.0 feet (201.4 grams of silver per ton over 19.8 meters).

•       PD-90, a vertical hole collared on the northeastern drill-defined margin of the South Ridge Zone, which intersected two mineralized intervals, the first with 165.0 feet averaging 10.4 ounces of silver per ton (50.3 meters averaging 356.0 grams of silver per tonne), and the second with 78.0 feet averaging 9.4 ounces of silver per ton (23.8 meters averaging 322.0 grams of silver per tonne).

•       PD-81, drilled on the southwestern margin of the South Ridge Zone which intersected 180.0 feet averaging 6.8 ounces of silver per ton (54.9 meters averaging 231.8 grams of silver per tonne), including 30.0 feet averaging 15.5 ounces of silver per ton (9.1 meters averaging 533.0 grams of silver per tonne).

•       PD-87, drilled near the southeastern margin of South Ridge, which intersected 172.9 feet averaging 6.8 ounces of silver per ton (52.7 meters averaging 234.6 grams of silver per tonne), including 42.0 feet averaging 12.8 ounces of silver per ton (12.8 meters averaging 438.9 grams of silver per tonne).

A table that corresponds with these highlights is attached. Drilling in the South Ridge Zone continues to intersect a thick sequence of mineralized volcanic material (tuffs, breccias and rhyolitic intrusives) with a moderate dip to the southeast. The South Ridge Zone now measures approximately 400 meters by 500 meters and is open down dip to the southeast and along strike to the north and south. Drilling is continuing with three diamond drill rigs now on site. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard’s measured silver resources will total 101.9 million ounces, indicated resources will total 488.6 million ounces and inferred resources will total 508.6 million ounces on closing of the previously reported acquisition of the Veta Colorada silver project in Mexico.

The company presently has two feasibility studies underway, the first, a priority update for Silver Standard’s wholly-owned Pirquitas silver project in northern Argentina and a second study for the 50%-owned Manantial Espejo silver-gold property in southern Argentina. With the continued strength in silver prices, Silver Standard has commissioned updates for scoping and/or prefeasibility studies for other advanced projects in the company’s development pipeline including Diablillos in northern Argentina, Bowdens in Australia, Shafter in Texas and Challacollo in Chile.

Silver Standard Resources Inc. is a well-financed silver resource company with approximately $44.7 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $49.3 million at January 30, 2006. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Pitarrilla Diamond Drilling Results – February 2006

South Ridge Zone

Hole No.	Coordinates	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Silver Grade (g/t)	Interval (in feet)	Silver Grade (oz./ton)
PD-76	504470E	90°/00°	25.9	77.7	51.8	69.1	170.0	2.0
	2810695N	and	99.1	190.5	91.4	130.0	300.0	3.8
		incl.	126.5	150.9	24.4	242.6	80.0	7.1
PD-78	504476E	90°/00°	89.9	103.6	13.7	80.4	45.0	2.3
	2810589N	and	169.2	199.2	30.1	99.2	98.7	2.9
PD-79	504238E	45°/155°	179.8	318.5	138.7	130.9	455.0	3.8
	2810628N	incl.	217.9	237.7	19.8	201.4	65.0	5.9
PD-80	504553E	90°/00°	57.9	80.8	22.9	181.2	75.0	5.3
	2810684N
PD-81	504242E	70°/245°	19.8	74.7	54.9	231.8	180.0	6.8
	2810425N	incl.	42.7	51.8	9.1	533.0	30.0	15.5
PD-83	504593E	60°/270°	179.5	185.9	6.4	108.3	21.1	3.2
	2810595N
PD-84	504242E	90°/00°	22.9	70.1	47.2	168.6	155.0	4.9
	2810425N	and	93.0	109.7	16.8	294.5	55.0	8.6
PD-85	504605E	90°/00°	116.4	135.6	19.2	223.4	63.1	6.5
	2810499N
PD-86	504243E	65°/65°	59.4	81.4	21.9	150.8	71.9	4.4
	2810425N
PD-87	504604E	60°/270°	124.1	176.8	52.7	234.6	172.9	6.8
	2810499N	incl.	125.9	138.7	12.8	438.9	42.0	12.8
PD-88	504237E	90°/00°	169.8	221.6	51.8	146.8	170.0	4.3
	2810629N
PD-89	504796E	80°/245°	185.9	198.2	12.3	94.4	40.3	2.8
	2811251N	and	236.2	253.0	16.8	194.1	55.0	5.7
		and	285.0	288.0	3.1	200.0	10.0	5.8
PD-90	504465E	90°/00°	77.7	128.0	50.3	356.0	165.0	10.4
	2810786N	and	160.0	183.8	23.8	322.0	78.0	9.4

Notes: Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above.

All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.